

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

Mail Stop 3561

September 29, 2009

Mr. Steven H. Temares
Chief Executive Officer
Bed Bath & Beyond Inc.
650 Liberty Avenue
Union, New Jersey 07083

> **Re: Bed Bath & Beyond Inc.**
> **Forms 10-K and 10-K/A for Fiscal Year Ended February 28, 2009**
> **Filed April 28, 2009 and May 12, 2009, respectively**
> **File No. 0-20214**

Dear Mr. Temares:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended February 28, 2009

Item 8 – Financial Statements and Supplemental Data, page 28

Note 1. Summary of Significant Accounting Policies and Related Matters, page 34
G. Inventory Valuation, page 34

1. Please tell us why you changed the method in determining the cost of inventory of buybuy BABY from the first-in, first-out method to the weighted average retail inventory method and why the weighted average retail inventory method is preferable. Please also tell us the effect of the change on net income and related per-share amounts. In addition, it does not appear that you filed a letter from your independent accountants indicating whether the change in accounting principle is an alternative principle which is preferable under the circumstances. Please file the letter required by Item 601(b)(18) of Regulation S-K or otherwise advise.

Note 14. Stock-Based Compensation, page 50
Stock Options, page 50

2. Please tell us why the change in methodology of determining the expected volatility assumption used to estimate the fair value of stock options is expected to produce a better estimate of fair value. In doing so, tell us the process you use to identify, evaluate and weight the information used to estimate the expected volatility and why you believe the process has been applied consistently from year to year. In addition, please tell us the effect of the change on net income and related per-share amounts and why the disclosures required by paragraph 22 of SFAS 154 are not necessary.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Ta Tanisha Meadows at (202) 551-3322 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

William H. Thompson
Accounting Branch Chief